                                                                    EXHIBIT 12.1


                               APACHE CORPORATION
         STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
            AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)

 (UNAUDITED)                                                 2001         2000          1999           1998            1997
                                                          ----------   ----------    ----------     ----------      ----------
 EARNINGS
    Pretax income from continuing operations before
      preferred interests of subsidiaries................ $1,206,863   $1,203,681    $  344,573     $ (187,563)     $  258,640
    Add:Fixed charges excluding capitalized interest
      and preferred dividend requirements of
      consolidated subsidiaries..........................    134,484      116,190        90,398         78,728          78,531
                                                          ----------   ----------    ----------     ----------      ----------
    Adjusted Earnings.................................... $1,341,347   $1,319,871    $  434,971     $ (108,835)     $  337,171
                                                          ==========   ==========    ==========     ==========      ==========

 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
    Interest expense including capitalized interest (1).. $  178,915   $  168,121    $  132,986     $  119,703      $  105,148
    Amortization of debt expense.........................      2,460        2,726         4,854          4,496           6,438
    Interest component of lease rental expenditures (2)..      9,858        7,343         5,789          3,808           3,438
    Preferred stock dividend requirements of consolidated
      subsidiaries (3)...................................      8,608            -             -              -               -
                                                          ----------   ----------    ----------     ----------      ----------
    Fixed charges........................................    199,841      178,190       143,629        128,007         115,024
    Preferred stock dividend requirements (4)............     32,495       33,386        24,788          2,905               -
                                                          ----------   ----------    ----------     ----------      ----------
 Combined Fixed Charges and Preferred Stock Dividends.... $  232,336   $  211,576    $  168,417     $  130,912      $  115,024
                                                          ==========   ==========    ==========     ==========      ==========

 Ratio of Earnings to Fixed Charges......................       6.71         7.41          3.03              -(5)         2.93
                                                          ==========   ==========    ==========     ==========      ==========
 Ratio of Earnings to Combined Fixed Charges and
   Preferred Stock Dividends.............................       5.77         6.24          2.58              -(5)         2.93
                                                          ==========   ==========    ==========     ==========      ==========

--------------
(1) Apache guaranteed and is contingently liable for certain debt. Fixed charges, relating to the debt for which Apache was contingently liable, have not been included in the fixed charges for any of the periods shown above.

(2) Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32% to 34% applies for all periods presented.

(3) The Company does not receive a tax benefit for a portion of its preferred stock dividend requirements of consolidated subsidiaries. As a result, this amount represents the pre-tax earnings that would be required to cover preferred stock dividend requirements of consolidated subsidiaries of $8 million.

(4) The Company does not receive a tax benefit for its preferred stock dividends. As a result, this amount represents the pre-tax earnings that would be required to cover preferred stock dividends of $20 million in 2001, $20 million in 2000, $14 million in 1999 and $2 million in 1998.

(5) Earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by $237 million and $240 million, respectively, due to the $243 million write-down of the carrying value of United States oil and gas properties.